Filed by: Texas Capital Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Texas Capital Bancshares, Inc.
Registration No. 333-235993
Date: January 24, 2020

Texas Capital Bancshares, Inc. Earnings Call
Excerpts from Call Transcript

[. . .]

Keith Cargill
President and CEO

Thank you, Shannon and thank you all for joining us. Today, I will first discuss the highlights of our fourth quarter and full year 2019, and then Julie Anderson will cover her financial review of the quarter, year and guidance for 2020. Finally, I will offer closing comments on 2019 and plans for 2020 including our announced merger with Independent Financial. We will then open up the call for Q&A.

[. . .]

Julie Anderson
CFO and Secretary

[. . .]

While it appears that rates will be stable for the near term, our playbook for stepping rates down remains in place and we're constantly evaluating ways to optimize. But the most effective tool we have is to continue to deepen existing relationships with treasury services that drive overall deposit costs down. And we believe post merger the existence of more Texas Capital Bank bridges will be extremely beneficial.

[. . .]

We continue to be deliberate in adding revenue, generating hires and attracting exceptional talent. Our story continues to be extremely compelling and we have only seen that interest pick up post-merger announcement.

[. . .]

Our outlook for average total deposit is flat, as we focus on repositioning our funding mix, including approximately $1 billion in deposits from Bask expected by year end 2020. While Bask has been part of our go forward strategy, we believe it’s even more important with the pending merger. The combined company will continue to be growth-oriented and having more granular sources of funding will be critical.

[. . .]

Keith Cargill
President and CEO

[. . .]

Finally, let me close by sharing our excitement regarding our merger of equals with Independent Financial, which we announced on December 9th. As I've said before, this is a truly compelling transaction. Together we will become the premier super regional Texas-based bank with a meaningful presence in Colorado and the scale and resources to serve clients coast to coast. In addition to strengthening our position with business and Wealth Management clients, we believe this merger will allow us to regain a strong and growing market position with the small business entrepreneurs who were the foundation of our client base during the first decade of Texas Capital Bank.

Through our investment in talent, technology and new deposit verticals over the past seven years, we have tripled our balance sheet from $10 billion to $33 billion in assets and have gained market share in the corporate C&I, mortgage finance, builder finance, premium finance and commercial real estate segments. However during that time, we operated under a branch-light model with only 12 branches state-wide. As a result, our commercial C&I business, focused on small businesses, did not grow.

Providing extraordinary service and products to small businesses is at the heart of who we are and we recognize that our smaller revenue C&I clients require more convenience than our current branch footprint offers. So, by expanding our branch network from 12 to approximately 70 locations and using the Texas Capital Bank branding for those in Texas, we expect to reinvigorate our market penetration in this important segment.

Another benefit to growing the smaller C&I sector is the fact that this client segment produces more deposits than loans, further delivering more granular, cost-effective funding along with our new deposit verticals and Bask Bank.

As a Texas-based bank of nearly $50 billion in assets, we will have the opportunity to become the banker of choice for small and mid-sized businesses, larger companies, special industries, real estate banking, C level executives and our entrepreneurial business owners. Post merger, we will also be better able to utilize our technology and digital franchise capabilities to serve clients across business lines, while gaining scale advantage. For instance, we will leverage Bask Bank to improve our funding mix and appeal to the mass affluent client market over time, further fueling organic growth in our private wealth client business.

Overall, we have complementary lines of business and deep benches of talent. We are confident that together we will deliver greater benefits for our shareholders, our clients, our communities and our colleagues. As we highlighted when we announced this transaction, we have always been focused on delivering the most premier and differentiated service to our clients possible and the new company will take it to the next level. While there is still a lot of work to do, we are excited about the transaction and the benefits it will deliver. We have started integration planning and remain on track to close the transaction in mid-2020, subject to the receipt of customary regulatory approvals and approval by the shareholders of each company.

We view 2020 as a year of great opportunity at Texas Capital Bank. We'll be adding new capabilities and become the $50 billion powerhouse bank in Texas. We know that entrepreneurs, private and public companies, private wealth clients and special industry businesses want a bank made up of can-do bankers who understand and embrace growth and prosperity for all our constituents. The special connection and premier service our clients expect remains foremost in our daily work. And we are determined to not disappoint, despite the added work we must deliver for a great merger.

Together with Independent Financial, we are thrilled to be embarking on a new chapter as a company and are as focused as ever on driving enhanced value for our clients and shareholders alike.

[. . .]

QUESTION AND ANSWER

Operator

[Operator instructions]
Our first question will come from Brady Gailey with KBW.

[. . .]

Brady Gailey
Keefe, Bruyette, & Woods, Inc.

As we look at the NPA increase, I think they increased a little over $100 million on a linked quarter basis, roughly $60 million from energy, $45 million from levered lending. Any additional color you can give us on why those criticized assets moved over into the NPA bucket?

Keith Cargill
President and CEO

Yes, it was relatively few but large ones, Brady, that were just migrating through the process. And it just so happened that several hit in the same quarter. These were all identified, but again this migration is part of the process. We reserve accordingly and therefore, as you saw, we had within guidance provision and feel comfortable with where we sit on our reserve. But timing wise, we did have some of those actually move to non-accrual, some large ones in the same quarter.

Brady Gailey
Keefe, Bruyette, & Woods

Alright. And then as we approach the closing of the merger with IBTX mid this year, is there any sense of urgency to expedite the disposition of these NPAs before the deal closes?

Keith Cargill
President and CEO

We've had a sense of urgency for a year and a half and that continues. And it's extremely important to us to address these very proactively. And I think we are really on top of it and we'll push them up and bring them to resolution as quickly as reasonably good we can. But I can assure you we have the resources of smart teams and good cooperation and collaboration to accomplish this. And so I think we will see good results the next two quarters.

[. . .]

Operator
Our next question comes from Michael Rose with Raymond James.

[. . .]

Michael Rose
Raymond James

Okay, that's helpful. And maybe one final one from me, Keith. Just looking at the S-4 that came out, I believe it was yesterday, it looks like you and David have been talking since July. But it mentioned that you'd also explored and have been looking around for a period beyond that. Did prior negotiations ever get serious? I'm just trying to gauge how long do you guys have been looking to team up with somebody just given the competitive environment and rate environment? Thanks.

Keith Cargill
President and CEO

Michael, it was my job when I took over as CEO of the Bank six and half years ago to explore possibilities, strategic alternatives for the good of the shareholders. And so I've been involved in an appropriate way getting to know CEOs of all sizes of banks for the last six and half years. And then each year I will have different investment banks as part of my preparation for my strategic board meeting each year. I'll ask different investment banks, a couple at least if not three, to run their scenarios on potential acquisiters, MOE candidates, and then candidates that we might consider acquiring and then identify characteristics that might make the culture or the match strategically, one that we should consider. And so this has been an ongoing process for quite a long time and I have developed some good relationships with a number of CEOs. One of the challenging parts of looking at alternatives is we have one of the most amazing talented pools of bankers in the country and they're primarily sitting in Dallas-Fort Worth, Austin, Houston and San Antonio.

And so doing an MOE with someone located on the West Coast or at a significant distance and other parts of the country gave me pause and sometimes them because this talent is, I think, a team that could run $100 billion-plus company. And so we want to be really thoughtful and any fit, as I alluded to, over the years kind of has to be that really just special, very difficult fit that we were looking for. And so, we found that here with David Brooks and Independent Financial.

We knew over the last year or two that even with the success we've had with our different deposit verticals and mortgage finance and treasury business overall that a footprint of 12 branches, the same footprint we've had for well over 10 years, was not optimum. And so we are not…we weren't looking for a footprint that would take us to a $50 billion bank with 400 branches, but we think this combination where we'll end up with approximately 70 plus or minus in Texas and 30 or so in Colorado is an ideal addition to what we have to offer with our great talented teams.

And so it's been a long process and I didn't know when that might happen. It presented itself a couple of years earlier than I might ideally have thought. But when the opportunity was so compelling, I know this is the right thing for the future of the company and it really sets us up to be that really dominant…potentially that really dominant bank in Texas and I'm excited about our future with the combination.

[. . .]

Operator
Our next question comes from Ebrahim Poonawala with Bank of America Merrill Lynch.

[. . .]

Ebrahim Poonawala
Bank of America Merrill Lynch

Hi, Keith, just wanted to follow-up on that. So you used the word like potentially creating a dominant franchise with the Independent deal. Would love to get your thoughts around why you think the stock has done so poorly since the deal announcement, because just talking to a lot of longtime shareholders when you look at the stock price today at close to tangible book relative to kind of the vision that you've talked about, where do you think there is the disconnect between shareholders and what you view as the new bank that's going to come out of this merger? Would love to get your thoughts around that.

Keith Cargill
President and CEO

Yes, it's been a bit puzzling. We had a nice pop, really nice upside, and in the announcement and all the analysis that was done by the different investment banks, as you saw, I'm sure, on our announcement, the financials look perhaps as compelling as any combination in the last five years of mid-size banks or bigger. And so, I don't know the answer to that. I do know David mentioned that he got some calls because he was moving out of the Russell 2000 to the Russell 1000. So there was some dislocation temporarily going on there. I don't know how long that takes before it resets or rebalances. But I don't know the answer to your question. I believe it's going to be one of the best banks in the country to work for and be part of. And I think our clients are going to have products and service levels that are second to none.

[. . .]

Operator
Our next question comes from Steven Alexopoulos with JP Morgan.

[. . .]

Steven Alexopoulos
JP Morgan Chase & Co

I want to start on the net interest margin. So you were 2.95% in the fourth quarter, the guidance is 3.05% to 3.15%. What's the road map to get from where the NIM was in 4Q to this fairly material increase in 2020?

Julie Anderson]
CFO and Secretary

So we assume some shift in assets. We assume that warehouse is going to be down some and that we would shift into more to MCA and then we'll start to see some C&I growth. So it's the earning asset shift. Well, also we had some higher levels of liquidity; we still expect to have a higher level of liquidity. But as we start to replace some of the higher cost deposits with more granular deposits, you could potentially see some of our liquidity...kind of overall liquidity come down a little bit. But really, it's more about the shift in loan mix.

Steven Alexopoulos
JP Morgan Chase & Co

Okay. And do you think you can get into this range before the MOE closes?

Keith Cargill
President and CEO

I think it will be back-end loaded, Steve. I think we will begin to show that trajectory. But what do you think, Julie?

Julie Anderson
CFO and Secretary

Yes, I think...I don't know, I think we can probably get there. I think…

Keith Cargill
President and CEO

I think it would be second quarter, not first quarter.

Julie Anderson
CFO and Secretary

Second quarter. Yes.

Keith Cargill
President and CEO

Yes.

Julie Anderson
CFO and Secretary
The other thing, Steve, that the deposit cost that we have pretty meaningful downtick in. There is still...the ending spot rate is lower, like on the interest variance, lower than what we saw in the fourth quarter. So there will be some…

[. . .]

Operator
Our next question comes from Brad Milsaps with Piper Sandler.

[. . .]

Brad Milsaps
Piper Sandler

Great, that's helpful and just one more follow-up. When you guys announced the MOE, I think you had an asterisk next to the 2021 numbers that the Street had for you at the time that you might accelerate some expenses. I'm curious if kind of what you talked about today sort of encompasses that acceleration or there is kind of more to come in that regard as you kind of think about the combined earnings power of the two companies?

Julie Anderson
CFO and Secretary

All we talked about was that in coming up with the cost saves, the cost saves as a percentage of the combined NIE that we have tried to use...that was for 2020, we have tried to use the Street estimates, except on our side, we had some additional costs and really, Brad, those were related to Bask Bank, so we've talked about those today.

Brad Milsaps
Piper Sandler

Perfect. Probably just wanted a clarity on kind of what it included…

Keith Cargill
President and CEO

We have to go public with that, on Bask Bank today.

[. . .]

Operator
Our next question comes from Brian Foran with Autonomous Research.

[. . .]

Brian Foran
Autonomous Research

Okay. And then I don't know how it works with the merger pending, but it's maybe a little unusual to see these many kind of new initiatives and changes in this pending period. I mean, are all the kind of strategies, the Bask Bank initiatives, the funding, I mean, is it all something that's aligned in part of the new entities combined strategic plan?

Keith Cargill
President and CEO

This is no surprise, as far as the diligence that we each conducted. So certainly, these are not new ideas or something brand new to Independent. I think they see us as offering some real strategic innovative capabilities that for a $50 billion bank or kind of table stakes really important and certainly, we've always thought of ourselves Brian, as a company that played up and would be a $50 billion bank some day. So I think it's good for our organic standalone company and it will be even better for the combined company. And, yes, there is no surprises relative to the expectations by David Brooks and the Independent team.

[. . .]

Forward Looking Statements

This communication may be deemed to include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of Texas Capital Bancshares, Inc. (“TCBI”). These statements are not historical in nature and can generally be identified by such words as “believe,” “expect,” “estimate,” “anticipate,” “plan,” “may,” “will,” “forecast,” “could,” “projects,” “intend” and similar expressions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. A number of factors, many of which are beyond our control, could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the credit quality of our loan portfolio, general economic conditions in the United States and in our markets, including the continued impact on our customers from volatility in oil and gas prices, expectations regarding rates of default and loan losses, volatility in the mortgage industry, our business strategies, and our expectations about future financial performance, future growth and earnings, the appropriateness of our allowance for loan losses and provision for credit losses, the impact of changing regulatory requirements and legislative changes on our business, increased competition, interest rate risk, the inability to realize cost savings or improved revenues or to implement integration plans and other consequences associated with new lines of business, new product or service offerings and new technologies. In addition, risks and uncertainties exist with respect to the pending merger between TCBI and Independent Bank Group, Inc. (“IBTX”), including, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between IBTX and TCBI, the outcome of any legal proceedings that may be instituted against IBTX or TCBI, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where IBTX and TCBI do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of IBTX and TCBI successfully, and the dilution caused by IBTX’s issuance of additional shares of its capital stock in connection with the transaction. These and other factors that could cause results to differ materially from those described in the forward-looking statements. The information contained in this communication speaks only as of its date. Except to the extent required by applicable law or regulation, TCBI disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding TCBI, IBTX and factors which could affect the forward-looking statements contained herein can be found in TCBI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the Securities and Exchange Commission (“SEC”), and in IBTX’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger between IBTX and TCBI, IBTX filed a registration statement on Form S-4 with the SEC on January 21, 2020 to register the shares of IBTX’s capital stock to be issued in connection with the merger. The registration statement includes a joint proxy statement/prospectus. The registration statement has not yet become effective. After the Form S-4 is effective, a definitive joint proxy statement/prospectus will be sent to the shareholders of IBTX and TCBI seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT IBTX, TCBI AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from IBTX at its website, www.ibtx.com, or from TCBI at its website, www.texascapitalbank.com. Documents filed with the SEC by IBTX will be available free of charge by accessing the Investor Relations page of IBTX’s website at www.ibtx.com or, alternatively, by directing a request by telephone or mail to Independent Bank Group, Inc., 7777 Henneman Way, McKinney, Texas 75070, (972) 562-9004, and documents filed with the SEC by TCBI will be available free of charge by accessing TCBI’s website at www.texascapitalbank.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to Texas Capital Bancshares, Inc., 2000 McKinney Avenue, Suite 700, Dallas, Texas 75201, (214) 932-6600.

Participants in the Solicitation

IBTX, TCBI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IBTX and TCBI in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about IBTX, and its directors and executive officers, may be found in IBTX’s definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019, and other documents filed by IBTX with the SEC. Additional information about TCBI, and its directors and executive officers, may be found in TCBI’s definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 7, 2019, and other documents filed by TCBI with the SEC. These documents can be obtained free of charge from the sources described above.